Filed pursuant to Rule 433
Registration Statement No. 333-144978
October 17, 2007
Final Term Sheet
$500,000,000
VODAFONE GROUP PUBLIC LIMITED COMPANY
6.150% Notes due February 2037
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll free at +1-888-603-5847 or Morgan Stanley & Co. Incorporated toll free at +1-866-718-1649.
6.150% Notes due February 2037 (the “Notes”)

Further issuance	The Notes are a further issuance of 6.150% Notes due February 2037 and will have the same terms (other than the price to the public and the issue date), form part of the same series and trade freely with the original notes of this series issued on February 27, 2007, of which there is currently an aggregate principal amount of $1,200,000,000 outstanding.

Maturity date	We will repay the Notes on February 27, 2037 at 100% of their principal amount plus accrued interest.

Issue date	October 24, 2007.

Issue price	96.968% of the principal amount, plus accrued interest from August 27, 2007 to the date the Notes are delivered to investors, which is expected to be October 24, 2007, in the aggregate amount of $4,868,750 plus additional interest, if any, from and including October 24, 2007, if delivery occurs after that date.

Interest rate	6.150% per annum.

Interest payment dates	Semi-annually on February 27 and August 27 of each year, commencing February 27, 2008, up to and including the maturity date for the Notes, subject to the applicable business day convention.

Business day convention	Following.

Day count fraction	30/360.

Optional make-whole redemption	We have the right to redeem the Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 25 basis points, together with accrued interest to the date of redemption.

Business days	New York.

Ranking	The Notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the Notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Regular record dates for interest	With respect to each interest payment date, the date that is 15 calendar days prior to such date, whether or not such date is a business day.

Payment of additional amounts	We intend to make all payments on the Notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer — Payment of Additional Amounts” in the prospectus.

Optional tax redemption	We may redeem the Notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this final term sheet in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus. In that event, we may redeem the outstanding Notes in whole but not in part on any interest payment date, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Adjusted treasury rate	Adjusted treasury rate means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

Comparable treasury issue means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of such notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes.

Comparable treasury price means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date.

Quotation agent means the reference treasury dealer appointed by the trustee after consultation with us. Reference treasury dealer means any primary U.S. government securities dealer in New York City selected by the trustee after consultation with us.

Reference treasury dealer quotations means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

Listing	The Notes are a further issuance of 6.150% Notes due February 2037, which are listed on the New York Stock Exchange.

Use of proceeds	We intend to use the proceeds from the sale of the Notes for general corporate purposes. General corporate purposes may include working capital, the repayment of existing debt (including debt of acquired companies), financing capital investments or acquisitions and any other purposes. We may temporarily invest funds that we do not need immediately for these purposes in short-term marketable securities.

Risk factors	You should carefully consider all of the information in this final term sheet, the prospectus supplement and the prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 5 of the prospectus and “Risk Factors, Seasonality and Outlook — Risk Factors” beginning on page 58 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 for risks involved with an investment in the Notes.

Trustee and principal paying agent	The Bank of New York.

Timing and delivery	We currently expect delivery of the Notes to occur on or about October 24, 2007.

Underwriters	Lehman Brothers and Morgan Stanley.